

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 18, 2006

Mr. Manny Dhinsa
President, Chief Executive and Operating Officer and Treasurer
Strata Oil & Gas Inc.
918 16th Avenue NW, Suite 408
Calgary, Alberta T2M 03K

> **Re:** **Strata Oil & Gas Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed June 1, 2006**
> **File No. 000-50934**

Dear Mr. Dhinsa:

We have reviewed your filing, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1.   Please ensure that you include page numbers on all of your future filings.

Financial Statements

2.   We note you identify yourself as an exploration stage company. Since you have elected to provide disclosures in accordance with Item 18 of the Form 20-F instructions, please acknowledge that, if applicable, you will provide the disclosures required by SFAS 7 in future filings, including inception to date

financial information from the date you entered the exploration stage. This would seem to correspond to the date at which you disposed of your software assets and began your business strategy of exploring for oil and gas.

As part of those disclosures, paragraph 12 of SFAS 7 requires that you identify your financial statements as those of a development stage company. However, within the context of oil and gas producing activities, the term development has a specific meaning, and implies that you have completed the exploration stage of searching for oil and gas reserves. Please evaluate your situation to determine if it is more appropriate to identify your financial statements as those of an exploration stage company, or a development stage company.

Lastly, note that the reports from your independent registered public accounting firm should include a reference to the period from inception to date, when extending audit coverage to that period.

Note 3 – Significant Accounting Policies

Stock Option Plans

3.   You explain that compensation expense from the unvested options issued to non-employees is revalued at each period end and is being amortized over the vesting period of the options. It is unclear from the disclosure why such options are required to be revalued at the end of each period. Please revise your disclosures to explain the accounting policy you applied to the options, and provide all the significant terms and information necessary to understand why the options are being revalued. Tell us the specific authoritative literature you have applied.

Note 6 – Discontinued Operations

4.   You explain that on July 11, 2005 you completed a definitive agreement for the sale of all of your rights to your software, and received as consideration for such sale, a non-interest bearing promissory note due July 11, 2006. You further explain that no proceeds have been recognized as the entire balance was outstanding at December 31, 2005. Please disclose details sufficient to understand your accounting for this arrangement. It should be clear how you have handled the difference between the values of the agreed upon consideration and carrying value; and why the receivable is not present on your balance sheet. Please also discuss the probability of collection on the promissory note.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief